SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing March 22 through April 15, 2008

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          ☑                         Form 40-F          ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          ☐                         No          ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2008 and a copy of each of following press releases entitled:
•	“Philips to acquire Northern Ireland based healthcare IT company TOMCAT Systems”, dated March 26, 2008;

•	“Philips to establish a manufacturing joint venture for energy-saving light bulbs in Southern Africa”, dated March 27, 2008;

•	“Philips notifies Dutch Authority for the Financial Markets of holding over 5% of its own shares”, dated March 31, 2008;

•	“Philips takes decisive steps to improve profitability of its television business”, dated April 8, 2008;

•	“Philips to acquire Chinese patient monitoring company Shenzhen Goldway Industrial, Inc.”, dated April 11, 2008.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of April 2008.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP, unless otherwise stated.
Updated to reflect the new sector reporting structure and to reflect changes in accounting policies for pensions under International Financial Reporting Standards (IFRS).

Philips reports EBITA of EUR 265 million, driven by Healthcare and Lighting
•	Group sales increase to EUR 5,965 million; growth in Healthcare and Lighting offset by lower television sales.
•	Ongoing growth at Healthcare with 5% higher sales; 9% higher equipment order intake, including double-digit growth in North America.
•	Continuing strong growth of 17% in emerging markets.
•	Decisive action taken to improve the profitability of the television business through an alliance with Funai in North America and optimization of the global supply base.
•	Net income of EUR 219 million, compared with EUR 875 million in Q1 2007, when EUR 650 million higher gains on the sale of stakes boosted the bottom line.
•	Vision 2010 EBITA target specified and upgraded to 10-11%.
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“We look back on a quarter with essentially good financial performance across most of our businesses. Unfortunately our results are clouded, more than we like, by the adverse situation in our TV business, significantly lower incidental license income and some acquisition-related charges impacting EBITA.
I’m particularly pleased about the continuing progress in our Healthcare sector. Together with the solid performance in Lighting and the non-TV businesses in Consumer Lifestyle, this underscores the robustness of our business portfolio in times of economic headwind. Also our excellent growth in emerging markets is a confirmation of the benefits of our good geographic spread. With respect to our TV business we took the decisive action we had promised and I compliment our Consumer Lifestyle team for subsequently coming up quickly with a value-creating solution.

With the integration of Respironics, VISICU and Genlyte having started and our current share buy-back program in full swing, we are also in a position to reaffirm our confidence in achieving our Vision 2010 target of more than doubling our EBITA per share and to upgrade our EBITA margin target to 10 — 11%.
I am confident that 2008 will be another year of progress for Philips. We will continue to further optimize our portfolio, improve productivity and offer our customers exciting new products. We will certainly also take additional measures to deal with the effects of softening economies where needed in order to keep our margins where we want them.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008
Sales	5,930	5,965
EBITA	370	265
as a % of sales	6.2	4.4
EBIT	312	175
as a % of sales	5.3	2.9
Financial income and expenses	681	46
Income tax expense	(92)	(49)
Results equity-accounted investees	(49)	60
Income from continuing operations	852	232
Discontinued operations	23	(13)
Net income	875	219

Per common share (in euros) — basic	0.80	0.21
Sales by sector
in millions of euros unless otherwise stated

			% change
	Q1	Q1		compa-
	2007	2008	nominal	rable
Healthcare	1,431	1,474	3	5
Lighting	1,474	1,711	16	3
Consumer Lifestyle	2,816	2,662	(5)	—
I&EB	160	79	(51)	(22)
GM&S	49	39	(20)	(22)
Philips Group	5,930	5,965	1	1
Highlights in the quarter
Net income

•	The decline in income from continuing operations compared to Q1 2007 was attributable to lower year-on-year gains on the sale of stakes. Q1 2007 included a net gain of EUR 733 million from the partial sale of our shareholding in TSMC, whereas Q1 2008 included a EUR 83 million gain on the partial sale of the shareholding in LG Display. The revaluation result recorded on the options related to the TPV convertible bonds was EUR 21 million lower than in Q1 2007.
•	EBITA was EUR 105 million lower than in Q1 2007, entirely due to a EUR 44 million reduction in earnings at Connected Displays, EUR 38 million of acquisition-related charges in Healthcare and Lighting, and a EUR 52 million reduction in license income, mainly incidental past-use optical license revenues.
•	Results relating to equity-accounted investees increased by EUR 109 million year-on-year, entirely driven by improved operational results at LG Display.
•	The lower income from discontinued operations was attributable to final settlements in Q1 2007 relating to the Semiconductors transaction.
Sales by sector

•	Sales in the quarter totaled EUR 5,965 million, a nominal increase of 1% compared to Q1 2007. Excluding portfolio changes (4%) and a negative currency impact, comparable sales also grew by 1%, driven by Healthcare and Lighting. Comparable sales at Consumer Lifestyle were flat year-on-year.
•	Healthcare sales grew 5% on a comparable basis, mainly driven by growth in Ultrasound, Cardiac Care, Customer Services and Patient Monitoring. Comparable sales at Imaging Systems were at the same level as in Q1 2007.
•	Lighting sales showed comparable growth of 3%, driven by growth in Lamps, Lighting Electronics and Professional Luminaires, partly offset by lower sales at Special Lighting Applications and at Lumileds due to a product recall earlier in the quarter.
•	Consumer Lifestyle sales were on par with Q1 2007 on a comparable basis. Solid growth was seen in Domestic Appliances, Shaving & Beauty and Home Networks, offset by lower sales at Connected Displays (mainly consumer television) and Video & Multimedia Applications.
•	Sales in I&EB decreased 22% on a comparable basis, mainly due to a decline in license revenues.

Sales by region
in millions of euros unless otherwise stated

			% change
	Q1	Q1		compa-
	2007	2008	nominal	rable
Europe/Africa	2,797	2,841	2	3
North America	1,641	1,645	—	(9)
Latin America	367	412	12	15
Asia Pacific	1,125	1,067	(5)	4
Philips Group	5,930	5,965	1	1
Sales by region

•	Solid sales growth was visible across the emerging markets, led by Latin America, Eastern Europe, China and India, all of which recorded double-digit growth. Sales in Japan were lower than in Q1 2007 due to softer demand for Healthcare.
•	In North America, comparable sales declined by 9%, largely due to lower sales at Connected Displays.
•	Solid growth in Western Europe was moderated by lower sales at Connected Displays, which tempered the impact of growth in other businesses.

EBITA
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008

Healthcare	119	121
Lighting	186	200
Consumer Lifestyle	141	77
Innovation & Emerging Businesses	(31)	(68)
Group Management & Services	(45)	(65)
Philips Group	370	265
as a % of sales	6.2	4.4
EBITA
as a % of sales

	Q1	Q1
	2007	2008

Healthcare	8.3	8.2
Lighting	12.6	11.7
Consumer Lifestyle	5.0	2.9
Innovation & Emerging Businesses	(19.4)	(86.1)
Group Management & Services	(91.8)	(166.7)
Philips Group	6.2	4.4
EBIT
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008

Healthcare	73	77
Lighting	177	158
Consumer Lifestyle	138	73
Innovation & Emerging Businesses	(31)	(68)
Group Management & Services	(45)	(65)
Philips Group	312	175
as a % of sales	5.3	2.9
Earnings

•	EBITA amounted to EUR 265 million, or 4.4% of sales, EUR 105 million lower than in Q1 2007. Increased earnings at Lighting and Healthcare were more than offset by lower EBITA at Consumer Lifestyle, which saw a decline of EUR 64 million compared to Q1 2007, entirely due to Connected Displays and Optical Licenses.
•	Healthcare EBITA was slightly above Q1 2007 at EUR 121 million, or 8.2% of sales, including acquisition-related charges of approximately EUR 19 million.
•	Lighting EBITA increased by EUR 14 million to EUR 200 million, including acquisition-related charges of EUR 19 million.
•	Consumer Lifestyle EBITA declined by EUR 64 million to EUR 77 million, or 2.9% of sales. A EUR 44 million reduction in Connected Displays’ EBITA and EUR 30 million lower past-use optical license revenue more than offset moderate improvements in the rest of the business.
•	I&EB EBITA declined by EUR 37 million compared to Q1 2007, mainly due to EUR 20 million lower IP license revenues and a loss of EUR 13 million on the divestment of HTP Optics.
•	GM&S EBITA was EUR 20 million lower compared to the corresponding period of 2007, mainly due to pension-related costs and a different year-on-year spending pattern in corporate costs.

Financial income and expenses
in millions of euros

	Q1	Q1
	2007	2008

Interest expenses, net	(13)	(5)

TSMC sale of securities	733	—

LG Display sale of securities	—	83

TPV option fair-value adjustment	(5)	(26)

Other	(34)	(6)

	681	46
Financial income and expenses

•	As a result of a higher average net cash position, net interest expenses were lower than in Q1 2007.
•	The sale of a further stake in LG Display yielded a net gain of EUR 83 million. The fair-value adjustment of the TPV bond options resulted in a loss of EUR 26 million.
•	Q1 2007 included a EUR 733 million gain on the sale of shares in TSMC, partly offset by a EUR 36 million loss on the market-value adjustment of JDS Uniphase.
Results relating to equity-accounted investees
in millions of euros

	Q1	Q1
	2007	2008

LG Display	(47)	66

Other	(2)	(6)

	(49)	60
Results relating to equity-accounted investees

•	Results relating to equity-accounted investees went from a EUR 49 million loss in Q1 2007 to a profit of EUR 60 million, entirely driven by improved operational results at LG Display. Effective March 1, Philips ceased equity accounting and going forward will account for its remaining stake in LG Display on a fair-value basis.

Cash balance
in millions of euros

	Q1	Q1
	2007	2008

Cash of continuing operations	5,886	8,769
Cash of discontinued operations	137	108
Beginning balance	6,023	8,877

Net cash from operating activities	(194)	(574)
Gross capital expenditures	(171)	(176)
Acquisitions/divestments	(487)	(5,213)
Other cash from investing activities	1,136	925
Repurchase of treasury shares	(306)	(967)
Changes in debt/other	(12)	1,904
Net cash flow discontinued operations	(83)	(21)
Ending balance	5,906	4,755
Less cash of discontinued operations	127	98
Cash of continuing operations	5,779	4,657
Cash balance

•	The Group’s cash balance declined by EUR 4.1 billion as a result of the EUR 5.2 billion cash payments for acquisitions (Respironics, Genlyte and VISICU) and EUR 1.0 billion in share repurchases. Cash required for operating activities was some EUR 380 million higher than in Q1 2007. The issuance of bonds led to a cash inflow of EUR 2.0 billion, whereas the sale of 24 million shares in LG Display yielded cash proceeds of EUR 670 million.
•	Q1 2007’s cash balance declined by EUR 117 million, as the acquisition of PLI (EUR 561 million), share repurchases of EUR 306 million and free gross cash flow requirements (EUR 365 million) were partly offset by EUR 1.1 billion receipts from the sale of shares in TSMC.
Cash flows from operating activities

•	Cash required for operating activities was EUR 380 million higher than in Q1 2007, mainly caused by higher working capital and by last year’s sale of EUR 182 million of TSMC stock received as a dividend. Higher working capital requirements were mainly visible in the Consumer Lifestyle sector (principally inventories in Connected Displays) and in Healthcare (mainly accounts receivable due to a temporary delay in collection on the back of a change in IT systems).
Gross capital expenditures (PPE*)

•	Gross capital expenditures declined from EUR 152 million in Q1 2007 to EUR 148 million in Q1 2008. Expenditures were lower across all sectors with the exception of Lighting, where the inclusion of PLI and Genlyte led to higher investments compared to Q1 2007.

Inventories

•	As a percentage of sales, inventories increased from 11.7% in Q1 2007 to 13.9%. Adjusting for the upward impact of recent acquisitions, inventories would have ended Q1 at a level of 12.9% of sales. The increase compared to Q1 2007 centered on Healthcare (Imaging and Service inventories) and Consumer Lifestyle (Connected Displays).
Net debt and group equity

•	At the end of Q1, the Philips Group had net debt of EUR 0.7 billion, compared to a net cash position of EUR 5.2 billion at the beginning of the year.
•	The increase in net debt was mainly attributable to acquisition-related cash outflows totaling EUR 5.2 billion for Respironics, Genlyte and VISICU, as well as a further share repurchase of EUR 1.0 billion. The sale of 24 million shares in LG Display generated EUR 0.7 billion cash proceeds.
•	The EUR 1.4 billion reduction in equity is mainly the result of the EUR 1.0 billion repurchase of shares and the EUR 0.7 billion dividend payable, partially offset by the EUR 0.2 billion of net income.
•	Early March 2008, Philips placed USD 3.1 billion worth of Senior notes in order to refinance maturing debt.
Employment

•	Compared to Q4 2007, the increase in the number of employees includes an additional 11,966 from the recently completed acquisitions of Genlyte, VISICU and Respironics, partly offset by an employee reduction at Consumer Lifestyle and the divestment of HTP Optics in Q1 2008.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008

Sales	1,431	1,474
Sales growth
% nominal	3	3
% comparable	4	5

EBITA	119	121
as a % of sales	8.3	8.2

EBIT	73	77
as a % of sales	5.1	5.2

Net operating capital (NOC)	4,590	8,331

Number of employees (FTEs)	27,204	34,645
Business highlights

•	Strengthening its position in the fast-growing Chinese healthcare market, Philips closed a EUR 25 million deal with leading Chinese wholesaler Ascent Profit to sell digital radiography systems, and established a 7-year partnership with West China Hospital to jointly develop imaging procedures.
•	Philips announced two strategic acquisitions: Shenzhen Goldway Industrial in China, principally to strengthen its position in this key emerging market; and TOMCAT Systems in Northern Ireland, to expand the Healthcare Informatics business unit.
•	Philips completed the installation of its 50th Ambient Experience suite, at Fairview Hospital in Cleveland, Ohio, following other installations in various countries including the US, Saudi Arabia and Germany.
Philips completed the acquisition of Respironics, the global leader in Obstructive Sleep Apnea treatment. Effective March 10, 2008, Respironics forms the centerpiece of Philips’ Home Healthcare portfolio.
Financial performance

•	Equipment order intake grew 9% on a currency-comparable basis compared to Q1 2007. Imaging Systems showed double-digit growth in North America, driven mainly by Magnetic Resonance, Nuclear Medicine and Cardiovascular X-Ray.
•	Comparable sales grew 5% year-on-year thanks to strong growth in Ultrasound, Cardiac Care, Patient Monitoring and Customer Services. The impact of the growth of these businesses was moderated by a weaker performance at Imaging Systems, which — despite growth in some key modalities — saw flat sales overall.
•	EBITA amounted to EUR 121 million, or 8.2% of sales, including EUR 19 million of integration and acquisition-related charges, mainly for Respironics, which reduced profitability by 1.3%. Higher earnings were seen in Ultrasound, Patient Monitoring and Customer Services, mainly driven by margin improvements and cost reductions, partially offset by lower earnings at Imaging Systems.
•	Net operating capital increased by EUR 3.7 billion compared to Q1 2007, largely due to the acquisitions and a temporary increase in receivables.
Looking ahead

•	For the full year 2008, acquisition and integration charges related to Respironics, VISICU and Emergin are expected to negatively impact EBITA by approximately EUR 100 million, of which EUR 40 million in Q2.

Lighting
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008
Sales	1,474	1,711
Sales growth
% nominal	10	16
% comparable	8	3
EBITA	186	200

as a % of sales	12.6	11.7

EBIT	177	158
as a % of sales	12.0	9.2

Net operating capital (NOC)	3,441	5,999

Number of employees (FTEs)	53,308	60,866
Business highlights

•	At the Light + Building Fair held in Frankfurt, Germany, in early April, Philips presented a range of LED-based innovations for general illumination, especially for the home, offices, streets, the hospitality sector and shops.

•	Philips announced that it plans to participate in a joint venture to set up a manufacturing facility and recycling plant for energy-saving compact fluorescent lamps in Lesotho, Southern Africa.

•	Philips officially opened its Automotive Lighting Application Center at the Philips Innovation Campus in Shanghai, China. This center studies local needs in automotive lighting in order to provide customized support and speed up the introduction of the latest lighting technologies into the fast-growing local markets.

•	Philips announced the completion of the acquisition of Genlyte, one of the leading North American luminaire manufacturers, which will help to further strengthen its leadership position in solid-state lighting.
Financial performance

•	Sales amounted to EUR 1,711 million — on a comparable basis 3% higher than in Q1 2007 — supported by strong growth of energy-efficient lighting solutions and growth in emerging markets, notably China, India and Latin America. This growth was tempered by lower sales in UHP, backlighting and Lumileds, the latter having executed a product recall earlier in the quarter.

•	The recent strategic acquisitions of Genlyte, Color Kinetics, LTI and PLI all contributed positively to both sales and earnings — in line with expectations.

•	EBITA increased by EUR 14 million year-on-year — albeit with increased spending on solid-state lighting solutions and temporary softness in Western European markets — and included restructuring, acquisition-related and other incidental charges amounting to EUR 35 million. Q1 2007 included charges totaling EUR 34 million.

•	The increase in both net operating capital and employees is mainly related to the acquisitions of Genlyte and Color Kinetics.
Looking ahead

•	Restructuring and acquisition-related charges are expected to amount to approximately EUR 20 million in Q2 2008.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008
Sales	2,816	2,662
of which Connected Displays	1,293	1,227

Sales growth
% nominal	(4)	(5)
% comparable	(2)	—

Sales growth excl. Connected Displays
% nominal	6	(6)
% comparable	6	—

EBITA	141	77
of which Connected Displays	(51)	(95)
as a % of sales	5.0	2.9

EBIT	138	73
of which Connected Displays	(51)	(95)
as a % of sales	4.9	2.7

Net operating capital (NOC)	1,337	1,398
of which Connected Displays	43	28

Number of employees (FTEs)	24,009	21,868
of which Connected Displays	7,329	6,720
Business highlights

•	Philips intends to enter into a 5-year licensing agreement under which Funai will assume the sourcing, distribution, marketing and sales of all Philips’ consumer television activities in the US and Canada, effective September 2008.

•	In March, Philips sold its one-millionth Whole Fruit Juicer, underscoring the ongoing success of our ‘Healthy Living’ initiatives, which continue to drive strong double-digit growth in our Domestic Appliances business.

•	In the US, Philips entered into a multi-year partnership with Bliss, an international beauty brand, launching an at-home hair removal kit.

•	In January 2008, Philips Sonicare launched the HealthyWhite whitening toothbrush in Europe, bringing the Flexcare range of products to full complement in the European market.
Financial performance

•	On a comparable basis, sales at Consumer Lifestyle were on par with Q1 2007. At Connected Displays, comparable sales declined by 2%, as a result of the continued focus on margin management. Sales levels at most other operational businesses were in line with or higher than Q1 2007, with the strongest growth visible at Domestic Appliances, Shaving & Beauty and Peripherals & Accessories.

•	From a geographical perspective, comparable sales growth was particularly strong in emerging markets.

•	EBITA declined by EUR 64 million to EUR 77 million, or 2.9% of sales. A EUR 44 million reduction in Connected Displays’ EBITA and EUR 30 million lower past-use optical license revenue more than offset moderate improvements in the rest of the business.

•	Profitability at the remaining Consumer Lifestyle businesses, notably Domestic Appliances, Shaving & Beauty and Video & Multimedia Applications, remained strong.
Looking ahead

•	Margin pressure at Connected Displays is expected to continue.

•	Actions to structurally improve the profitability of Connected Displays will continue, resulting in total financial charges of up to EUR 125 million in 2008.

•	The sale of the Set-Top Box and Connectivity Solutions activities is now expected to close in Q2 2008.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008
Sales	160	79
Sales growth
% nominal	(60)	(51)
% comparable	40	(22)
EBITA Technologies / Incubators	(30)	(46)
EBITA others	(1)	(22)
EBITA	(31)	(68)
EBIT	(31)	(68)
Net operating capital (NOC)	155	216
Number of employees (FTEs)	6,500	5,608
Business highlights

•	Philips Research announced that it is spearheading the HeartCycle consortium, comprising 18 research, academic, industrial and medical organizations from nine different European countries and China. The consortium aims to improve the quality of life for coronary heart disease and heart failure patients.

•	At EuroShop 2008, Philips Research showcased a selection of new lighting solutions that enable interactive product presentations and quick-and-easy atmosphere creation for retailers.

•	Philips received the coveted Gold iF product design award for the EcoClassic50/MASTERClassic energy-saving lamp, completing an extremely successful participation in this prestigious international design competition, in which Philips collected a total of 27 awards.
Financial performance

•	The EBITA decline compared to Q1 2007 was primarily due to a EUR 13 million loss on the sale of HTP Optics and lower IP license revenues. Q1 2007 EBITA included a EUR 6 million gain on the sale of TASS.

•	The year-on-year increase in net operating capital was attributable to the divestment of businesses which operated with negative working capital.

•	Compared to Q1 2007, the reduction in the number of employees was mainly due to the divestment of businesses over the past 12 months.
Looking ahead

•	Further investment in Research and the Incubators is expected to result in an average quarterly spend of EUR 40 million for the remainder of 2008.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2007	2008
Sales	49	39
Sales growth
% nominal	82	(20)
% comparable	96	(22)
EBITA Corporate & Regional Costs	(33)	(42)
EBITA Brand Campaign	(2)	(5)
EBITA Service Units, Pensions and Other	(10)	(18)
EBITA	(45)	(65)
EBIT	(45)	(65)
Net operating capital (NOC)	425	987
Number of employees (FTEs)	6,956	5,628
Business highlights

•	On the publication of its tenth Sustainability Report, Philips announced a one-third increase in Green Product sales to EUR 5.3 billion. Green Product sales now make up 20% of total sales, with strong contributions from the Consumer Lifestyle and Healthcare sectors as well as Lighting.

•	SAM Research, the leading asset manager for sustainability investments, which identifies leaders for the Dow Jones Sustainability Indexes, named Philips a SAM Gold Class world leader in its Sustainability Yearbook 2008 and SAM Sector Leader in our industry group.

•	Philips was named as a winner in the 2008 Investor Relations Global Rankings in the categories ‘best corporate governance practices’ and ‘best Investor Relations website’.
Financial performance

•	The EBITA decline of Corporate & Regional overheads compared to Q1 2007 was mainly due to a different seasonal pattern in overhead-related project spend.

•	Costs of pensions and other post-retirement benefits increased compared to Q1 2007.

•	The year-on-year increase in net operating capital was primarily related to prepaid pension assets.
Looking ahead

•	Investment in the brand campaign is expected to total approximately EUR 20 million in Q2 2008 and EUR 70 million for the full year.
•	For the full year, Corporate and Regional overhead costs are expected to be lower than in 2007.
•	Costs of pensions and other post-retirement benefit plans for each of the next three quarters are anticipated to be broadly in line with Q1 2008, implying a limited nominal increase for the full year.

Vision 2010 update

In September last year we announced our vision for the year 2010, specifically our goal to more than double our EBITA per share in the coming three years. Following the successful completion of the bulk of our capital reallocation program — including in particular the acquisitions of Genlyte and Respironics — we are now in a position to update Vision 2010 in more detail as follows:
•	Our Group-level EBITA margin is now expected to be in the range of 10 — 11% in 2010, with average annual sales growth of above 6%.

•	This Group EBITA target is underpinned by the following 2010 EBITA margins per sector:
—	Healthcare	15 — 17%

—	Lighting	12 — 14%

—	Consumer Lifestyle	8 — 10%
•	We confirm our objective to more than double EBITA per share by 2010 from the 2007 level.

•	We expect our return on invested capital (ROIC) to reach 12 — 13% by the year 2010, significantly above our current ROIC level, which has been negatively impacted by the increase in our asset base driven by recent acquisitions.
Outlook

We expect to be able to continue to benefit from the good defensive qualities demonstrated by our business in the first quarter, specifically Healthcare, Lighting and the non-TV businesses of Consumer Lifestyle.
Anticipating a softening in some mature economies, we will further invest in supporting the excellent growth across the emerging markets and will further sharpen our focus on both cost levels and cash flow.
We will continue to execute on our management agenda with specific focus on the integration of our recent acquisitions and on the further structural steps necessary to deal with the unsatisfactory margins in our TV business.
We are confident that 2008 will be a year in which we make progress towards reaching the objectives set out in Vision 2010.
Amsterdam, April 14, 2008
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	January to March
	2007	2008

Sales	5,930	5,965
Cost of sales	(3,939)	(3,992)
Gross margin	1,991	1,973

Selling expenses	(1,112)	(1,143)
General and administrative expenses	(212)	(236)
Research and development expenses	(403)	(409)
Other business income and expenses	48	(10)
Income from operations	312	175

Financial income and expenses	681	46
Income before taxes	993	221

Income tax expense	(92)	(49)
Income after taxes	901	172

Results relating to equity-accounted investees	(49)	60
Minority interests	—	—
Income from continuing operations	852	232

Discontinued operations	23	(13)
Net income	875	219

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,100,107	1,048,432
• diluted	1,111,232	1,058,696

Net income per common share in euros:
• basic	0.80	0.21
• diluted	0.79	0.21

Ratios
Gross margin as a % of sales	33.6	33.1
Selling expenses as a % of sales	(18.8)	(19.2)
G&A expenses as a % of sales	(3.6)	(4.0)
R&D expenses as a % of sales	(6.8)	(6.9)

EBIT or Income from operations	312	175
as a % of sales	5.3	2.9

EBITA	370	265
as a % of sales	6.2	4.4

Consolidated balance sheets
in millions of euros unless otherwise stated

	March 31,	December 31,	March 31,
	2007	2007	2008

Current assets:
Cash and cash equivalents	5,779	8,769	4,657
Receivables	4,287	4,670	4,773
Current assets of discontinued operations	206	169	156
Inventories	3,108	3,203	3,717
Other current assets	1,341	1,020	1,392
Total current assets	14,721	17,831	14,695

Non-current assets:
Investments in equity-accounted investees	2,811	1,886	252
Other non-current financial assets	6,744	3,183	4,481
Non-current receivables	222	84	83
Non-current assets of discontinued operations	221	164	154
Other non-current assets	3,520	3,726	–3,756
Property, plant and equipment	3,144	3,180	3,419
Intangible assets excluding goodwill	2,011	2,154	3,839
Goodwill	3,945	4,135	7,266
Total assets	37,339	36,343	37,945

Current liabilities:
Accounts and notes payable	2,755	3,372	2,939
Current liabilities of discontinued operations	53	46	44
Accrued liabilities	3,347	2,984	3,168
Short-term provisions	684	377	405
Other current liabilities	561	509	460
Dividend payable	659	—	720
Short-term debt	1,006	2,345	2,234
Total current liabilities	9,065	9,633	9,970

Non-current liabilities:
Long-term debt	2,928	1,212	3,171
Non-current liabilities of discontinued operations	2,547	111	102
Long-term provisions	116	2,727	3,498
Other non-current liabilities	666	934	935
Total liabilities	15,322	14,617	17,676

Minority interests	48	42	41
Stockholders’ equity	21,969	21,684	20,228
Total liabilities and equity	37,339	36,343	37,945

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,097,563	1,064,893	1,028,349

Ratios
Stockholder’s equity per common share in euros	20.02	20.36	19.67

Inventories as a % of sales	11.7	12.0	13.9
Net debt (cash): group equity	(9):109	(32):132	4:96
Net operating capital	9,948	10,586	16,931
Employees at end of period	124,298	123,801	134,212
of which discontinued operations	6,321	5,703	5,597

Consolidated statements of cash flows*
all amounts in millions of euros unless otherwise stated

	January to March
	2007	2008

Cash flows from operating activities:
Net income	875	219
(Income) loss discontinued operations	(23)	13
Adjustments to reconcile income to net cash provided by (used for) operating activities:
Depreciation and amortization	204	252
Impairment of goodwill, equity-accounted investees and available-for-sale securities	39	—
Net gain on sale of assets	(774)	(69)
(Income) loss from equity-accounted investees (net of dividends received)	87	(9)
Minority interests (net of dividends paid)	—	—
(Increase) decrease in working capital/other current assets	(597)	(1,002)
(Increase) decrease in non-current receivables/other assets/other liabilities	(287)	(58)
Increase (decrease) in provisions	80	78
Proceeds from sales of trading securities	182	—
Other items	20	2
Net cash provided by (used for) operating activities	(194)	(574)

Cash flows from investing activities:
Purchase of intangible assets	(19)	(28)
Capital expenditures on property, plant and equipment	(152)	(148)
Proceeds from disposals of property, plant and equipment	10	4
Cash from (to) derivatives	(15)	184
Proceeds from sale (purchase) of other non-current financial assets	1,141	737
Proceeds from sale (purchase) of businesses	(487)	(5,213)
Net cash provided by (used for) investing activities	478	(4,464)

Cash flows from financing activities:
Increase (decrease) in debt	2	1,959
Treasury stock transactions	(306)	(967)
Net cash provided by (used for) financing activities	(304)	992

Net cash provided by (used for) continuing operations	(20)	(4,046)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	(83)	(21)
Net cash provided by (used for) discontinued operations	(83)	(21)

Net cash provided by (used for) continuing and discontinued operations	(103)	(4,067)

Effect of change in exchange rates on cash positions	(14)	(55)
Cash and cash equivalents at beginning of period	6,023	8,877
Cash and cash equivalents at end of period	5,906	4,755
Less cash of discontinued operations at end of period	127	98
Cash of continuing operations at end of period	5,779	4,657

*	For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	284	(5,038)

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

					accumulated other comprehensive income (loss)					Q1 2008
		capital in			unrealized gain		changes in			total
		excess		currency	(loss) on		fair value of		treasury	stock-
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	holders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity

Balance as of December 31, 2007	228	—	25,559	(2,373)	1,048	(590)	28	(1,887)	(2,216)	21,684

Net income			219							219
Net current period change				(284)	309	44	5	74		74
Reclassifications into income				11	(99)		(10)	(98)		(98)
Total comprehensive income (loss), net of tax			219	(273)	210	44	(5)	(24)		195

Dividend payable			(720)							(720)
Cancellation of treasury stock	(11)		(1,707)						1,718	—
Purchase of treasury stock									(974)	(974)
Re-issuance of treasury stock		(1)							17	16
Share-based compensation plans		27								27
Balance as of March 31, 2008	217	26	23,351	(2,646)	1,258	(546)	23	(1,911)	(1,455)	20,228

Sectors
all amounts in millions of euros unless otherwise stated
updated to reflect the new sector reporting structure
Sales and income from operations

	1st quarter
	2007			2008
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,431	73	5.1	1,474	77	5.2
Lighting	1,474	177	12.0	1,711	158	9.2
Consumer Lifestyle*	2,816	138	4.9	2,662	73	2.7
Innovation & Emerging Businesses	160	(31)	(19.4)	79	(68)	(86.1)
Group Management & Services	49	(45)	(91.8)	39	(65)	(166.7)
	5,930	312	5.3	5,965	175	2.9

* of which Connected Displays	1,293	(51)	(3.9)	1,227	(95)	(7.7)

Sectors and main countries
all amounts in millions of euros
updated to reflect the new sector reporting structure
Sales and total assets

	sales		total assets
	January to March		March 31,
	2007	2008	2007	2008
Healthcare	1,431	1,474	6,626	10,507
Lighting	1,474	1,711	4,696	7,399
Consumer Lifestyle	2,816	2,662	4,005	4,102
Innovation & Emerging Businesses	160	79	613	520
Group Management & Services	49	39	20,972	15,107
	5,930	5,965	36,912	37,635

Discontinued operations			427	310
			37,339	37,945
Sales and long-lived assets

	sales		long-lived assets *
	January to March		March 31,
	2007	2008	2007	2008
United States	1,559	1,511	4,831	10,414
Germany	441	481	289	285
China	420	444	165	156
France	366	391	104	104
United Kingdom	279	270	784	676
Netherlands	255	261	1,171	1,246
Other countries	2,610	2,607	1,756	1,643
	5,930	5,965	9,100	14,524

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Net periodic pension costs of defined-benefit plans

	January to March 2008
	Netherlands	other
Service cost	34	23
Interest cost on the projected benefit obligation	131	100
Expected return on plan assets	(192)	(94)
Net actuarial (gain) loss	(4)	15
Prior service cost (income)	(11)	2
Net periodic cost (income)	(42)	46
The net periodic pension costs in the first quarter of 2008 amounted to EUR 27 million, of which EUR 4 million related to defined-benefit (DB) plans (the Netherlands income of EUR 42 million, other countries cost of EUR 46 million) and EUR 23 million related to defined-contribution (DC) plans (the Netherlands cost of EUR I million, other countries cost of EUR 22 million).
Net periodic costs of postretirement benefits other than pensions

	January to March 2008
	Netherlands	other
Service cost	—	1
Interest cost on the accumulated postretirement benefit obligation	—	8
Translation obligation	—	1
Net actuarial loss	—	2
Net periodic cost	—	12

Consolidated statements of income
in accordance with IFRS
all amounts in millions of euros unless otherwise stated
updated to reflect changes in accounting policies for pensions under International Financial Reporting Standards (“IFRS”)

	January to March
	2007	2008

Sales	5,930	5,965
Cost of sales	(3,945)	(4,001)
Gross margin	1,985	1,964

Selling expenses	(1,112)	(1,142)
General and administrative expenses	(197)	(236)
Research and development expenses	(395)	(387)
Other business income and expenses	17	(14)
Income from operations	298	185

Financial income and expenses	679	119
Income before taxes	977	304

Income tax expense	(91)	(57)
Income after taxes	886	247

Results relating to equity-accounted investees	(46)	59

Minority interests	—	—
Income from continuing operations	840	306

Discontinued operations	23	(13)
Net income	863	293

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,100,107	1,048,432
• diluted	1,111,459	1,058,960

Net income per common share in euros:
• basic	0.78	0.28
• diluted	0.78	0.28

Ratios
Gross margin as a % of sales	33.5	32.9
Selling expenses as a % of sales	(18.8)	(19.1)
G&A expenses as a % of sales	(3.3)	(4.0)
R&D expenses as a % of sales	(6.7)	(6.5)

EBIT or Income from operations	298	185
as a % of sales	5.0	3.1

EBITA	355	256
as a % of sales	6.0	4.3

Consolidated balance sheets in accordance with IFRS
in millions of euros unless otherwise stated
updated to reflect changes in accounting policies for pensions under International Financial Reporting Standards (“IFRS”)

	March 31,	December 31,	March 31,
	2007	2007	2008

Current assets:
Cash and cash equivalents	5,779	8,769	4,657
Receivables	4,287	4,670	4,773
Current assets of discontinued operations	206	149	156
Inventories	3,108	3,203	3,717
Other current assets	697	622	867
Total current assets	14,077	17,413	14,170

Non-current assets:
Investments in equity-accounted investees	2,711	1,817	254
Other non-current financial assets	6,744	3,183	4,481
Non-current receivables	214	78	78
Non-current assets of discontinued operations	218	170	140
Other non-current assets	2,360	2,512	2,684
Deferred tax assets	1,571	1,271	1,362
Property, plant and equipment	3,159	3,194	3,430
Intangible assets excluding goodwill	2,725	2,835	4,514
Goodwill	3,633	3,800	6,940
Total assets	37,412	36,273	38,053

Current liabilities:
Accounts and notes payable	2,755	3,372	2,939
Current liabilities of discontinued operations	53	46	44
Accrued liabilities	3,329	2,975	3,135
Short-term provisions	689	382	357
Other current liabilities	561	509	460
Dividend payable	659	—	720
Short-term debt	1,012	2,350	2,237
Total current liabilities	9,058	9,634	9,892

Non-current liabilities:
Long-term debt	2,929	1,213	3,172
Long-term provisions	1,902	2,021	2,001
Deferred tax liabilities	707	667	1,571
Non-current liabilities of discontinued operations	29	32	30
Other non-current liabilities	549	796	900
Total liabilities	15,174	14,363	17,566

Minority interests *	140	127	119
Stockholders’ equity	22,098	21,783	20,368
Total liabilities and equity	37,412	36,273	38,053

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,097,563	1,064,893	1,028,349

Ratios
Stockholder’s equity per common share in euros	20.13	20.46	19.81

Inventories as a % of sales	11.7	12.0	13.9
Net debt (cash): group equity	(9):109	(31):131	4:96

Employees at end of period	124,298	123,801	134,212
of which discontinued operations	6,321	5,703	5,597

*	of which discontinued operations EUR 87 million end of March 2007 and EUR 79 million end of December 2007

Reconciliation from US GAAP to IFRS
in millions of euros
updated to reflect changes in accounting policies for pensions under International Financial Reporting Standards (“IFRS”)
Reconciliation of net income from US GAAP to IFRS

	January to	March
	2007	2008

Net income as per the consolidated statements of income on a US GAAP basis	875	219

Adjustments to IFRS:
Capitalized product development expenses	46	59
Amortization of product development assets	(47)	(35)
Pensions and other postretirement benefits	15	7
Amortization of intangible assets	(7)	(7)
Provisions	2	(11)
Financial income and expenses	(2)	73
Equity accounted investees	3	(1)
Deferred income tax effects	1	(8)
Other differences in income	(23)	(3)
Net income in accordance with IFRS	863	293
Reconciliation of stockholders’ equity from US GAAP to IFRS

	March 31,	March 31,
	2007	2008

Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	21,969	20,228

Adjustments to IFRS:
Product development expenses	513	530
Pensions and other postretirement benefits	(78)	(143)
Goodwill amortization (until January 1, 2004)	(283)	(242)
Goodwill capitalization (acquisition-related)	(29)	(84)
Acquisition-related intangibles	201	146
Investments in equity-accounted investees	(100)	2
Recognized results on sale-and-leaseback transactions	49	36
Provisions	55	3
Deferred income tax effects	(206)	(117)
Assets from discontinued operations	(3)	(14)
Other differences in equity	10	23
Stockholders’ equity in accordance with IFRS	22,098	20,368

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated updated to reflect the new sector reporting structure
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

			January to March
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth

2008 versus 2007
Healthcare	4.7	(7.6)	5.9	3.0
Lighting	2.7	(4.4)	17.8	16.1
Consumer Lifestyle	(0.5)	(3.7)	(1.3)	(5.5)
Innovation & Emerging Businesses	(21.8)	(2.0)	(26.8)	(50.6)
Group Management & Services	(22.0)	1.6	—	(20.4)
Philips Group	1.0	(4.7)	4.3	0.6
EBITA to Income from operations (or EBIT)

	Philips			Consumer
	Group	Healthcare	Lighting	Lifestyle	I&EB	GM&S

January to March 2008
EBITA	265	121	200	77	(68)	(65)
Amortization of intangibles (excl. software)	(71)	(39)	(28)	(4)	—	—
Write-off of acquired in-process R&D	(19)	(5)	(14)	—	—	—
Income from operations (or EBIT)	175	77	158	73	(68)	(65)

January to March 2007
EBITA	370	119	186	141	(31)	(45)
Amortization of intangibles (excl. software)	(48)	(36)	(9)	(3)	—	—
Write-off of acquired in-process R&D	(10)	(10)	—	—	—	—
Income from operations (or EBIT)	312	73	177	138	(31)	(45)
Composition of net debt and group equity

	March 31,	March 31,
	2007	2008

Long-term debt	2,928	3,171
Short-term debt	1,006	2,234
Total debt	3,934	5,405
Cash and cash equivalents	5,779	4,657
Net debt (cash) (total debt less cash and cash equivalents)	(1,845)	748

Minority interests	48	41
Stockholders’ equity	21,969	20,228
Group equity	22,017	20,269

Net debt and group equity	20,172	21,017

Net debt (cash) divided by net debt (cash) and group equity (in %)	(9)	4
Group equity divided by net debt (cash) and group equity (in %)	109	96

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated updated to reflect the new sector reporting structure
Net operating capital to total assets

				Consumer
	Philips Group	Healthcare	Lighting	Lifestyle	I&EB	GM&S

March 31, 2008
Net operating capital (NOC)	16,931	8,331	5,999	1,398	216	987
Exclude liabilities comprised in NOC:
• payables/liabilities	7,502	1,863	1,203	2,372	214	1,850
• intercompany accounts	—	28	53	75	(24)	(132)
• provisions 1)	2,356	233	134	255	30	1,704
Include assets not comprised in NOC:
• investments in equity-accounted investees	252	52	10	2	84	104
• other non-current financial assets	4,481	—	—	—	—	4,481
• deferred tax assets	1,456	—	—	—	—	1,456
• liquid assets	4,657	—	—	—	—	4,657
Total assets of continuing operations	37,635	10,507	7,399	4,102	520	15,107
Assets of discontinued operations	310
Total assets	37,945

1)	provisions on balance sheet EUR 3,903 million excluding deferred tax liabilities of EUR 1,547 million

March 31, 2007

Net operating capital (NOC)	9,948	4,590	3,441	1,337	155	425
Exclude liabilities comprised in NOC:
• payables/liabilities	7,329	1,716	1,047	2,277	304	1,985
• intercompany accounts		46	44	75	(39)	(126)
• provisions 2)	2,648	232	152	316	64	1,884
Include assets not comprised in NOC:
• investments in equity-accounted investees	2,811	42	12		129	2,628
• other non-current financial assets	6,744	—	—	—	—	6,744
• deferred tax assets	1,653	—	—	—	—	1,653
• liquid assets	5,779	—	—	—	—	5,779
Total assets of continuing operations	36,912	6,626	4,696	4,005	613	20,972
Assets of discontinued operations	427
Total assets	37,339

2)	provisions on balance sheet EUR 3,231 million excluding deferred tax liabilities of EUR 583 million

Composition of cash flows before financing activities — continuing operations

	January to March
	2007	2008

Cash flows used for operating activities	(194)	(574)
Cash flows provided by (used for) investing activities	478	(4,464)
Cash flows before financing activities	284	(5,038)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2007				2008
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,930	6,033	6,465	8,365	5,965
% increase	(2)	(4)	4	4	1
EBITA	370	394	436	865	265
as a % of sales	6.2	6.5	6.7	10.3	4.4
EBIT	312	345	385	810	175
as a % of sales	5.3	5.7	6.0	9.7	2.9
Net income	875	1,569	331	1,393	219
per common share in euros	0.80	1.43	0.31	1.31	0.21

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,930	11,963	18,428	26,793	5,965
% increase	(2)	(3)	(1)		1
EBITA	370	764	1,200	2,065	265
as a % of sales	6.2	6.4	6.5	7.7	4.4
EBIT	312	657	1,042	1,852	175
as a % of sales	5.3	5.5	5.7	6.9	2.9
Net income	875	2,444	2,775	4,168	219
per common share in euros	0.80	2.22	2.54	3.84	0.21
Net income from continuing operations as a % of stockholders’ equity (ROE)	17.4	24.5	18.1	21.0	4.6

	period ended 2007				period ended 2008
Inventories as a % of sales	11.7	12.8	14.2	12.0	13.9
Net debt: group equity ratio	(9):109	(12):112	(7):107	(32):132	4:96
Total employees (in thousands)	124	126	128	124	134
of which discontinued operations	6	6	6	6	6
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips to acquire Northern Ireland based healthcare IT company TOMCAT Systems
Wednesday, March 26, 2008
Amsterdam, the Netherlands and Belfast, Northern Ireland — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it will acquire TOMCAT Systems Ltd., based in Northern Ireland. Terms of this acquisition were not disclosed. TOMCAT offers a software solution to collect and aggregate data relative to the cardiac care of patients, and allows for a comprehensive, patient-centric presentation of this data to care givers such as doctors and nurses.
Through this acquisition, Philips will expand the use of information technology in healthcare — and specifically in its cardiology business — to improve patient outcomes and help hospitals work more efficiently. The transaction is expected to close in the second quarter of 2008, upon which TOMCAT will become part of the Healthcare Informatics business group within the Philips Healthcare sector.
Oran Muduroglu, General Manager of the Healthcare Informatics business group within Philips Healthcare, explains: “TOMCAT’s solution is a great match with our current cardiology information systems, and as such already implemented as a total solution in various hospitals. Philips will now accelerate introduction of this integrated cardiology information solution in North America and in other selected markets.”
TOMCAT’s software addresses both the clinical and operational needs of a cardiovascular service line. It connects with different clinical information systems like cath lab workflow management systems, and picture archiving and communications systems (PACS). TOMCAT is able to seamlessly connect to Philips’ Xcelera and Philips Xper Information Management, and also with systems from other vendors. TOMCAT’s software also provides scheduling, staff and resource management, cost capturing, and the generation of reports and statistical information, thereby supporting the management of a cardiovascular service line.
TOMCAT is a privately held company developing, selling and supporting Cardio-Vascular Information Systems (CVIS). Demand for CVIS software is accelerating as awareness of the benefits of such systems at hospitals is growing, and it is estimated that the global industry for cardiology informatics, which includes comprehensive CVIS solutions, will grow to more than EUR 400 million in 2011 from an estimated EUR 275 million in 2008.
Background information
Click here for more information about Healthcare Informatics
Click here for more information about Cardiology Informatics
For an explanation of Healthcare vocabulary, please click here to go to the Healthcare Dictionary
For further information, please contact:
Joon Knapen

Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com
Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com
Gareth Colhoun
TOMCAT Systems, Morrow Communications
Tel: +44 773 33 04415
Kieran Donnelly
TOMCAT Systems, Morrow Communications
Tel: +44 776 97 02275
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About TOMCAT Systems
TOMCAT Systems of Northern Ireland, founded in 1998, is a leading supplier of Cardio-Vascular Information Systems (CVIS) with over 85 customers in the U.K., Ireland, Scandinavia and Canada. TOMCAT offers a fully integrated clinical, administrative and management information solution addressing almost all sub-specialties of in-hospital cardiology practice. Headquartered in Belfast, TOMCAT employs approximately 25 employees.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to establish a manufacturing joint venture for energy-saving light bulbs in Southern Africa
Thursday, March 27, 2008
•	Production facility will accelerate the uptake of energy-efficient lighting bulbs

•	Production facility will fuel economic growth in Southern Africa
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it plans to participate in a joint venture to set up a manufacturing facility, as well as a recycling plant, for energy saving Compact Fluorescent Lamp integrated (CFLi) light bulbs in Lesotho, Southern Africa. The facility will be set up jointly with CEF which is a private company held by the State of South Africa that focuses on opportunities in the energy sector in the region, and Karebo Systems, a privately owned company specialized in energy efficiency programs in the lighting and energy sectors. Philips holds a 40% stake, while CEF and Karebo Systems each hold a 30% in the joint venture.
This joint venture is a result of the United Nations Conference on Trade and Development’s mission to seek new business activities that will fuel economic growth in this region. With this joint venture Philips will be able to help stimulate economic growth while accelerating the uptake of energy-efficient light bulbs in general.
The market for CFLi energy-saving bulbs is growing rapidly globally and is expected to accelerate in the South African region through the efforts of the national government to significantly reduce energy consumption. Its intention is to replace 80% of incandescent bulbs with CFLi energy-saving bulbs within the next four to six years. However, Philips expects to reduce this timeframe to approximately three years with the establishment of the Lesotho production facility. CFLi saves 80% energy compared to incandescent bulbs and will help overcome energy shortages now being experienced in the region.
The production facility in Lesotho will be run by local management, and is planned to be officially open for business in September 2008. The facility is scheduled to produce up to 15 million CFLi energy-saving lamps per year. The joint venture will initially start with the assembly of CFLi lamps, followed by the production of burners for CFLi lamps and with the establishment of a recycling plant, and potentially, to gradually include the production of components.
“With this joint venture we create a quadruple win situation”, says Luc Escoute, general manager of Philips SA’s Lighting Sector. “The new production facility will enable us to meet the growing need in energy efficient lighting solutions, stimulate the economic development and reduce the carbon emissions of the region at the same time. By saving on electricity costs, it also improves the Region’s competitiveness. It’s great to see business can help in so many ways at once.”
“We are happy that this new facility will enable our region to manufacture energy saving bulbs that will help to overcome energy shortages and combat global warming. This JV will help us securing sufficient supply of CFLi to meet the country’s ambitious targets in electricity reduction, especially in the residential sector.” says Mr. Mputumi Damane, Group CEO of CEF (Pty) Ltd. CEF, through our divisions, the

Energy Development Corporation and the National Energy Efficiency Agency, is playing a leading role in the quest for renewable and alternative energy sources as well as promoting the development of energy efficiency initiatives,” he adds.
“In our efforts to significantly reduce energy consumption in South Africa, switching to energy efficient lighting is the quickest and easiest way to make a significant contribution. With the Philips’ expertise in this field, we bring the high quality energy saving light bulbs this country desperately needs”, says Peter Kgame, managing director of Karebo Systems.
Lighting accounts for around 19% of the worldwide electricity consumption. If all inefficient conventional lighting were switched to energy- efficient technologies the potential worldwide saving would be about 40%. Escoute adds that “in South Africa only, we estimate that Lighting represents 15 to 17% of the overall electricity consumption, which corresponds to approximately 37.000 GWh (GigaWattsHour). Considering the inefficiency of a lot of lighting products currently used in SA, a target of 40% reduction is not over ambitious, if the appropriate technologies and solutions would be promoted and applied. If this would be achieved, the annual savings will cut the Country’s electricity consumption by 14.800 GWh (the equivalent output of 3 medium size power plants), reduce South Africa’s CO2 emissions by 13.3 Million tons (calculated with a grid emission factor of 0.9 kg of CO2 per kWh) and save the economy 5.3 Billion Rands in electricity costs, based on an average of 0.35 Rands per kWh.”
Philips South Africa has also signed on Tuesday 25th March the Energy Efficiency Accord, an agreement which sees business leaders voluntarily agreeing to implement the National Energy Efficiency Strategy as set by the Department of Minerals and Energy of South Africa, demonstrating their commitment to the Government’s call for action, as well as the confidence it has in its ability to make significant inroads in reducing energy consumption through its energy-saving products (such as the CFLi bulbs) and its environmentally-sound business practices.
For further information, please contact:
Santa van der Laarse
Philips Corporate Communications
Tel: +31 20 59 77 209
Email: santa.van.der.laarse@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About CEF

CEF (Pty) Ltd is involved in the search for appropriate energy solutions to meet the energy needs of South Africa and the sub-Saharan region, including oil, gas, electrical power, solar energy, low-smoke fuels, biomass, wind and renewable energy sources. It also manages the operation and development of the oil and gas assets of the South African government.
CEF controls entities with commercial and developmental roles, housed in eight operating subsidiaries. These are PetroSA (the Petroleum Oil and Gas Corporation of South Africa), iGAS (the South African Gas Development Company), Petroleum Agency SA, Oil Pollution Control SA, the Strategic Fuel Fund Association, African Exploration Mining and Finance Corporation (Pty) Ltd and the South African National Energy Research Institute (Saneri).
The company also controls divisions such as the Energy Development Corporation (EDC), CEF Carbon, National Energy Efficiency Agency (NEEA) and South African Supplier Development Agency (SASDA).
About Karebo Systems
Karebo Systems (Pty) Ltd is a privately held company that has been promoting energy efficient lighting as early as 1999 when the company was actively involved in the management of Bonesa Electricity (Pty) Ltd. Bonesa was formed to establish the Efficient Lighting Program funded by Eskom and the Global Environment Facility (GEF) and was active until 2003. Its primarily aim was to increase awareness around efficient lighting as well as to formulate and implement strategies for the market penetration of efficient lighting technologies such as CFLs. To date, Karebo Systems has been managing part of the residential DSM programs from Eskom, including the roll-out of more than 16 million CFLs to low income communities throughout South Africa.

Philips notifies Dutch Authority for the Financial Markets of holding over 5% of its own shares
Monday, March 31, 2008
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds over 5 per cent of its own issued shares. This holding of Philips consists of shares that have been acquired for cancellation purposes under Philips’ current EUR 5 billion share repurchase program and shares that are held to cover for obligations resulting from Philips’ existing long-term incentive and employee stock purchase programs.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips takes decisive steps to improve profitability of its television business
Tuesday, April 08, 2008
•	Philips will enter into a brand license agreement to transfer its North American consumer TV activities to Funai

•	Philips will continue to take steps to improve profitability of its TV operations by further optimizing its supply base

•	Charges of up to EUR 125 million will be taken during 2008 in connection with the above
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Funai Electric Co Ltd (TSE/OSE: 6839) of Japan today announced their intention to enter into a brand licensing agreement under which Funai will assume responsibility for the sourcing, distribution, marketing and sales of all Philips’ consumer television activities in the United States and Canada. The five-year minimum agreement takes effect September 1, 2008 and stipulates Philips will receive royalty payments in exchange for Funai’s right to exclusively use the Philips and Magnavox brand names for its consumer television offerings in North America during this period. This agreement secures continued presence of Philips and Magnavox branded TV’s in North America in a model that safeguards Philips profitability in this highly competitive market.
Philips today also announced that it will continue to take steps to improve the financial performance of its television operations by further optimizing its existing global supply base and focusing its TV business on its strongest markets, especially in Europe and in key emerging countries. To cover for the costs associated with these additional steps, and the costs associated with the transfer of the company’s North American TV activities to Funai, Philips will take total charges of up to EUR 125 million during 2008.
“The agreement with Funai and the other measures to improve profitability we are planning, follow our commitment that we would take decisive steps in addressing the unacceptable profitability levels in our TV business in 2008,” Philips President and Chief Executive Officer Gerard Kleisterlee said. “We have an 18 year working relationship with Funai and are confident it is an excellent partner to implement this new model for Philips’ television business in North America. This agreement will ensure a presence for Philips television in North America and uninterrupted access to innovative products for consumers.”
Other Philips consumer business categories in North America are not affected by this agreement and will continue to be manufactured, marketed and sold by Philips. Philips’ television position in the rest of the world is also unaffected by this partnership with Funai.
Funai will have access to Philips’ world-class Research and Design experts to ensure Philips televisions deliver continuous innovation to consumers in both technology and form. These include the recently launched Design Collection and energy-efficient range of televisions dubbed the ‘Eco TV’. Funai will be licensed on condition of compliance with Philips requirements on brand use, product quality, product design and provision of consumer care. Philips television sales in North America amounted to EUR 1 billion in 2007. Completion of this intended agreement is subject to any mandatory governmental regulatory approvals.
According to Tetsuro Funai, President and CEO of Funai Electric Co., Ltd, “Philips and Funai have a long history together, and we are proud to be the trusted partner charged with managing this important and high profile product category for Philips. As a premium brand, Philips will add lustre to our existing portfolio and consumers can continue to count on the Philips quality, design and innovation to which they have become accustomed. We look forward to working together to ensure a seamless transition of the business.”
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
David Wolf
Philips Corporate Communications
Tel: +1 212 536 0817
Email: david.l.wolf@philips.com
Mutsuo Takei
Investor and Public Relations — Funai Electric Co., Ltd.
Tel: +81 3 3254 5611
Email: tky-takei@funai.co.jp
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to acquire Chinese patient monitoring company Shenzhen Goldway Industrial, Inc.
Friday, April 11, 2008
•	Acquisition expands Philips’ presence in China’s growing healthcare market and offers export platform to other emerging markets

•	Deal strengthens Philips’ presence in growing market for economy- and mid-range patient monitors
Amsterdam, the Netherlands and Shenzhen, China — Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) today announced it has reached an agreement with the shareholders of Shenzhen Goldway Industrial, Inc. (“Goldway”) to acquire all outstanding shares in Goldway. Financial details of the transaction were not disclosed. The transaction is expected to close in the second quarter of 2008, upon which Goldway will become part of the Patient Monitoring business within Philips’ Healthcare sector. Philips is the market leader in the global patient monitoring market, which in 2007 was estimated to be approximately EUR 2 billion (or approximately USD 3 billion).
Deborah DiSanzo, Senior Vice President and General Manager of Philips’ Patient Monitoring business said: “Philips already has a leading position in the premium segment of China’s patient monitoring market. This acquisition offers us a perfect opportunity to further strengthen our position in China and to increase our presence in other emerging markets. Goldway has a track record of providing excellent medical devices that are complementary to Philips’ existing patient monitoring product base, not only for the Chinese market, but for export to other value-conscious, high-growth markets around the world.”
Goldway offers patient monitoring solutions that range from basic standalone to more fully-equipped monitors, including products that have been FDA approved in the United States or carry the “CE” certification in Europe. In addition, Goldway has a strong dealer network, hospital focused service capabilities as well as cost effective manufacturing operations that all contribute significantly to its competitive position. Acquiring Goldway will secure Philips a broader presence in the Chinese healthcare market, which is estimated to be growing at approximately 10% per year.
“Goldway has established a strong position in the Chinese market, and is on track to growing further both within China and beyond. Becoming part of a global healthcare company like Philips is for us the perfect step to maximize this growth opportunity in a very interesting geographical market. We are very confident that we share the same culture, business goals and commitment to the market to make this happen. We have much to learn from each other, and much that can be leveraged between us,” said Mr. Zeng Jinchuan, General Manager of Goldway.
Goldway is the second largest domestic patient monitoring company in China with excellent access to mid- and large-size hospitals throughout the country. Employing a staff of 290, the company grew its 2007 sales by approximately 30 percent.

For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 5977215
Email: jayson.otke@philips.com
Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com
Christina TH Zhang
Philips China
Tel: +86 10 85273080
Email: christina.th.zhang@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About Shenzhen Goldway
Shenzhen Goldway Industrial, Inc., (Goldway), which was founded in 1995 in Shenzhen, China, is a medical instrument company focused on solutions for medium and small hospitals and clinics in price sensitive markets. Products include a full range of patient monitors for both acute and non-acute care, solutions for women’s health, and anesthesia machines. Goldway is the second largest domestic patient monitoring company in China, with sales to over forty countries worldwide in 2007. The company, which has the distinction of being the first company from China to achieve FDA certification for two of its patient monitors, holds CE certifications for several of its products and meets international quality standards for ISO 9001, ISO 13485, EN 46001
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.